UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 28, 2010.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Q3 order growth accelerates, revenues recover

•             Orders up 18%(1) on industrial recovery and large power order

•             Revenues positive after five quarters of decline

•             Operational EBIT margin(2) up to 14.0% as cost take-out delivers further benefits

Zurich, Switzerland, Oct. 28, 2010 — ABB’s order growth accelerated and revenues rose in the third quarter on a combination of continued growth in demand from industrial customers and an increase in large power orders.

Orders rose 18 percent and revenues 2 percent in local currencies, including an 11-percent increase in service revenues. Earnings before interest and taxes (EBIT) amounted to $1.2 billion. The third quarter operational EBIT margin, which excludes net gains on derivative transactions and restructuring-related costs, was 14.0 percent. The operational EBIT margin the year-earlier period, excluding a net positive provision adjustment of approximately $430 million, was 13.0 percent.

Net income in the third quarter 2010 reached $774 million while cash from operations amounted to $1.4 billion.

“We continued to take full advantage of the global industrial recovery in the third quarter with excellent order growth, slightly higher revenues and, thanks to our cost take-out program, strong earnings as well,” said Joe Hogan, ABB’s Chief Executive Officer. “Our shorter-cycle automation businesses turned in a particularly positive performance on both the top and bottom line as they grew revenues on a much more competitive cost base.”

ABB’s two-year program to cut costs by strengthening its presence in emerging markets, improving productivity and streamlining procurement and administration yielded approximately $350 million of savings in the quarter.

ABB won a major order in the quarter to connect an offshore wind farm to the German grid and experienced strong demand from a wide range of industries, including minerals and metals, discrete manufacturing and solar power. Growth in these areas more than offset continued weak utility investments in power transmission equipment in most regions.

“Demand from our industrial customers grew significantly in the quarter, especially in the emerging markets, as they increased capacity and invested in solutions to increase energy efficiency and productivity,” Hogan said. “Utility spending in power transmission equipment remains muted, a trend that we expect to continue into next year. Still, we see plenty of opportunities for growth, especially in areas like renewable energy and industrial efficiency, and in the fast-growing emerging economies.”

2010 Q3 key figures

				Change
$ millions unless otherwise indicated	Q3 10	Q3 09		US$	Local
Orders	8,197	7,060		16%	18%
Order backlog (end Sep)	26,593	26,159		2%	1%
Revenues	7,903	7,910		0%	2%
EBIT	1,156	1,419		-19%
as % of revenues	14.6%	17.9%
Net income	774	1,034	(3)
Basic net income per share ($)	0.34	0.45
Cash flow from operating activities	1,362	1,281

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

(2)  See Reconciliation of Non-GAAP financial measures on page 10

(3) Includes a net gain of $380 million from previously announced provision adjustments

Summary of Q3 2010 results

Orders received and revenues

Orders increased strongly in the third quarter compared to the year-earlier period, reaching the highest levels since the first quarter of 2009. The main growth driver was higher demand from industrial customers for equipment, services and solutions to increase capacity and to improve productivity and energy efficiency. Demand increased across a broad range of industries, including metals and minerals, marine, pulp and paper, discrete manufacturing and renewable energies. Oil and gas orders remained steady at high levels. Utility spending for power transmission equipment remained weak, however, on uncertainty surrounding the strength and duration of economic growth.

Base orders (below $15 million) increased 15 percent in the quarter while large orders (above $15 million) increased by 32 percent in local currencies when compared to the same quarter in 2009. Large orders represented 20 percent of total orders in the quarter compared with 18 percent in the same quarter a year earlier.

Regionally, orders in local currencies were more than 50 percent higher in Europe compared with the same period in 2009, as both large and base orders increased. Included in Europe orders received in the quarter is an order valued at approximately $700 million to link an offshore wind farm to the German grid.

Orders were up 26 percent in Asia, primarily on higher base orders. Growth was led by Power Systems, followed by Process Automation and Discrete Automation and Motion. Orders in China were 13 percent higher in the quarter and were up at a strong double-digit pace in all divisions except Power Products, where orders declined.

In the Americas, orders decreased by 16 percent as a $540-million power order won in Brazil last year was not repeated. Orders in North America increased by 21 percent, led by higher base orders and including a 37-percent increase in the U.S. Orders from the Middle East and Africa were down on a lower level of large orders compared to the same period in 2009.

Revenues grew in the quarter, mainly the result of strong growth in the short-cycle automation businesses as recent orders flowed through to revenues. Revenues in the longer-cycle businesses were flat to lower, reflecting the decline in orders received during 2009 and the beginning of 2010. Service revenues increased 11 percent.

The order backlog at the end of September 2010 amounted to $26.6 billion, corresponding to a local-currency increase of 7 percent compared to the end of 2009. Compared to the end of the second quarter of 2010, the order backlog is up 2 percent in local currencies.

Earnings before interest and taxes

Included in third-quarter 2010 EBIT are restructuring-related costs of approximately $20 million and a net gain of $82 million on derivative transactions. The operational EBIT margin in the quarter, which excludes these effects, was 14.0 percent. For the purposes of comparison, the operational EBIT margin in the same quarter in 2009, excluding the net gain from previously-announced provision adjustments, was 13.0 percent.

EBIT and EBIT margin were positively impacted by cost savings in sourcing, general and administrative expenses, as well as footprint adjustments and operational excellence initiatives, amounting to approximately $350 million in the quarter.

Net income

Third-quarter net income amounted to $774 million compared to approximately $1 billion in the same quarter a year ago. The previous year’s net income included a positive net impact of $380 million from provision adjustments.

Balance sheet and cash flow

Net cash at the end of the third quarter was $5.3 billion compared to $5.9 billion at the end of the previous quarter. Cash flow from operations amounted to $1.4 billion while cash used in financing activities included a dividend payment of $1.1 billion in the form of a nominal value reduction, in July 2010, as approved by shareholders at the Annual General Meeting in April.

In August, ABB completed its previously-announced acquisition of shares in ABB Limited, its publicly-listed subsidiary in India, bringing its ownership stake in the company from approximately 52 percent to 75 percent. The cost of the acquisition amounted to approximately $950 million, including transaction costs.

Management changes

ABB announced in August the appointment of Tarak Mehta to ABB’s Executive Committee as head of the Low Voltage Products division, effective October 1, 2010. Mehta, previously the head of ABB’s global transformer business, replaced Tom Sjökvist, who retired at the end of September after 38 years with the company.

Compliance

As previously announced, on September 29, 2010, ABB reached settlements with United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) regarding their investigations of various suspect payments. In connection with these settlements, ABB agreed to make payments to the DoJ and SEC totaling $58.3 million, ABB Inc. pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions, ABB Ltd entered into a deferred prosecution agreement and ABB Ltd settled civil charges brought by the SEC. These settlements resolved these investigations. The payments related to the resolution of these matters will have no additional impact on ABB’s EBIT and net income.

Cost reductions

ABB continued to execute its previously-announced cost take-out program during the third quarter. The program aims to sustainably reduce ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from 2008 levels by a total of $3 billion by the end of 2010.

Cost reductions in the third quarter of 2010 amounted to approximately $350 million, of which some 35 percent was achieved by optimizing global sourcing (excluding the impact of commodity price changes) and 25 percent from global footprint initiatives. The remainder was achieved through reductions to general and administrative expenses and operational excellence measures.

The total cost of the program is now expected to be below $1 billion. Costs associated with the program in the third quarter of 2010 amounted to $20 million, bringing the total cost so far in 2010 to approximately $100 million and to $720 million since the beginning of the program. ABB expects further costs in the fourth quarter approaching $200 million.

Outlook

Industrial customers are spending more on automation and power equipment and solutions to increase the energy efficiency and productivity of their existing assets. Assuming a continuation of the current economic recovery in most regions, the company is confident that its short- and mid-cycle businesses will continue to support both top and bottom line growth over the remainder of the year and into the beginning of 2011.

For ABB’s late-cycle businesses, which make up the majority of the portfolio and which are driven by customer capital expenditure, the outlook for the remainder of 2010 remains mixed.

Upgrades and expansions of existing power infrastructure are needed in all regions, including renewables and smart grids. This is reflected in a near-record level of tendering activity in the Power Systems business. At the same time, lower electricity consumption in some regions has slowed the pace of power project awards in the short term. Furthermore, increased competition in the power sector continues to weigh on orders.

On the industrial side, most customer spending remains focused on equipment upgrades, replacement and service in existing capacity rather than major capital expenditures for new capacity.

The company believes it is well positioned to benefit from a sustained economic recovery. Growth initiatives are under way in selected businesses and countries, mainly in emerging markets. Significant fixed costs have been eliminated since the end of 2008, increasing incremental margins as demand returns. Spending on research and development has remained steady through the downturn in order to secure the company’s technological leadership, and this will continue.

Therefore, in the remainder of 2010 and into 2011, management will continue to focus both on adjusting costs and taking advantage of its global footprint, strong balance sheet and leading technologies to tap further opportunities for profitable growth.

Divisional performance Q3 2010

Power Products

			Change
$ millions unless otherwise indicated	Q3 10	Q3 09	US$	Local
Orders	2,364	2,553	-7%	-7%
Order backlog (end Sep)	8,259	8,712	-5%	-6%
Revenues	2,439	2,823	-14%	-13%
EBIT	404	477	-15%
as % of revenues	16.6%	16.9%
Cash flow from operating activities	467	592

Increased orders for medium-voltage products and distribution transformers, driven mainly by higher power distribution and industrial demand, could not fully compensate a decline in orders for power transformers and high-voltage products, reflecting continued weak utility investments in power transmission projects.

Regionally, orders were slightly higher in the Americas as double-digit growth in North America, where the power distribution business showed continued signs of recovery from a low level, offset lower orders in South America. Orders were higher in the Middle East and Africa, helped by some large orders, but were down in Europe and Asia.

Revenues decreased during the quarter, mainly as a result of lower order intake in preceding quarters.

EBIT and EBIT margin followed the revenue trend lower, reflecting decreased volumes and pricing pressure on orders taken in previous quarters. These effects were partly mitigated by a favorable product mix and cost reduction measures.

Power Systems

			Change
$ millions unless otherwise indicated	Q3 10	Q3 09	US$	Local
Orders	2,158	1,991	8%	13%
Order backlog (end Sep)	10,446	9,770	7%	7%
Revenues	1,679	1,612	4%	6%
EBIT	102	117	-13%
as % of revenues	6.1%	7.3%
Cash flow from operating activities	33	11

Both base and large orders increased in the quarter. Industrial markets continued to show signs of improved demand and large project tendering activity remained strong. However, utility investments in power transmission continue at low levels, largely reflecting the late-cycle nature of this business.

Regionally, orders were higher in Europe, helped by an approximately $700-million HVDC offshore wind power order, the largest order ever booked by the division. Orders also increased in Asia — mainly Australia, China and India — but were down in the Middle East and Africa. Orders were also lower in the Americas compared to the same quarter in 2009 when the division won a large order in Brazil.

Revenues increased on execution of a strong order backlog. The improvement also reflects a contribution of approximately $50 million from the recent acquisition of Ventyx.

EBIT and EBIT margin were lower due to the less favorable product mix and lower prices on orders taken in previous quarters that are now flowing into revenues. Additional charges in the cable business were offset by a release of provisions related to the business in Russia and to the recently-announced settlements with the SEC and DoJ.

Discrete Automation and Motion

			Change
$ millions unless otherwise indicated	Q3 10	Q3 09	US$	Local
Orders	1,473	1,080	36%	39%
Order backlog (end Sep)	3,486	3,375	3%	2%
Revenues	1,460	1,280	14%	16%
EBIT	268	159	69%
as % of revenues	18.4%	12.4%
Cash flow from operating activities	156	272

Global demand for solutions to improve industrial efficiency and productivity grew in the third quarter, leading to a strong increase in orders received. Orders were higher in all businesses, reflecting improved demand across all end markets. Orders also grew at a double-digit pace in every region, led by the Americas and Asia — where growth in China exceeded 30 percent.

Revenues increased as orders taken in the previous quarter began to flow through to sales in low-voltage drives, motors and robotics. Power electronics and medium-voltage drives also showed robust revenue growth on the execution of large projects from the order backlog.

EBIT and EBIT margin in the quarter rose strongly, reflecting both higher revenues and recent cost savings, especially in low-voltage drives, motors and robotics. Included in EBIT is a net gain of approximately $10 million from the break fee related to the withdrawn bid to acquire Chloride Group PLC.

Low Voltage Products

			Change
$ millions unless otherwise indicated	Q3 10	Q3 09	US$	Local
Orders	1,219	1,015	20%	25%
Order backlog (end Sep)	970	817	19%	20%
Revenues	1,187	1,052	13%	17%
EBIT	245	148	66%
as % of revenues	20.6%	14.1%
Cash flow from operating activities	240	245

Orders increased significantly in the quarter on higher demand from industrial customers, the solar energy market and construction-related sectors, especially in the emerging markets. All business units recorded double-digit order growth in the quarter. Orders were also higher in all regions, led by strong double-digit growth in the Americas and Asia.

Revenues increased strongly and were higher in all product businesses. Service revenues increased by more than 20 percent in the quarter, reflecting the general industrial recovery in most regions.

EBIT and EBIT margin were up in the quarter on higher revenues and as the result of cost improvements implemented since the beginning of 2009, especially in Control Products, Breakers & Switches and Wiring Accessories.

Process Automation

			Change
$ millions unless otherwise indicated	Q3 10	Q3 09	US$	Local
Orders	1,679	1,257	34%	34%
Order backlog (end Sep)	5,853	6,182	-5%	-5%
Revenues	1,859	1,926	-3%	-1%
EBIT	207	161	29%
as % of revenues	11.1%	8.4%
Cash flow from operating activities	236	268

Orders grew significantly in the third quarter despite continued uncertainty in the market regarding the strength of the industrial recovery. Both base and large orders improved. Base order growth was led by the marine, minerals, turbocharging and pulp and paper businesses, while large orders were driven by minerals, marine and metals. Large orders more than doubled compared with the same period a year earlier. Oil and gas orders remained steady at high levels.

Regionally, order growth was up more than 50 percent in Asia on strong growth in minerals and marine. Minerals also drove growth in the Americas as higher commodity prices fuelled customer spending to expand capacity. Orders grew in Europe but were lower in the Middle East and Africa.

Revenues were flat in the quarter, as higher service revenues were offset by lower systems revenues.

Despite the flat revenue development, EBIT and EBIT margin increased on a combination of a net gain from derivative transactions, a higher share of revenues from products and services compared to the third quarter of 2009 and the impact of cost take-out measures executed over the past six quarters.

More information

The 2010 Q3 results press release and presentation slides are available from October 28, 2010, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 5862. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 10041, followed by the # key. The conference will also be available as a podcast on the web sites mentioned above.

A conference call for analysts and investors is scheduled to begin today at 2:30 p.m. CET (8:30 a.m. EDT). Callers should dial +1 866 291 4166 (from the U.S./Canada) or +41 91 610 5600 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 24 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 17888, followed by the # key. The conference will also be available as a podcast on the web sites mentioned above.

Investor calendar 2011
Q4 2010 results	Feb. 17, 2011
Q1 2011 results	April 28, 2011
Annual General Meeting of shareholders	April 29, 2011
Q2 2011 results	July 21, 2011
Q3 2011 results	Oct. 27, 2011

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Zurich, Oct. 28, 2010

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Cost reductions” and “Outlook,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB Q3 and nine-months (9M) 2010 key figures

				Change				Change
$ millions unless otherwise indicated		Q3 10	Q3 09	US$	Local	9M 10	9M 09	US$	Local
Orders	Group	8,197	7,060	16%	18%	23,929	23,519	2%	-1%
	Power Products	2,364	2,553	-7%	-7%	7,245	8,273	-12%	-15%
	Power Systems	2,158	1,991	8%	13%	5,270	5,967	-12%	-13%
	Discrete Automation & Motion	1,473	1,080	36%	39%	4,357	3,560	22%	20%
	Low Voltage Products	1,219	1,015	20%	25%	3,544	3,052	16%	16%
	Process Automation	1,679	1,257	34%	34%	5,619	5,262	7%	3%
	Corporate (consolidation)	(696)	(836)			(2,106)	(2,595)
Revenues	Group	7,903	7,910	0%	2%	22,410	23,034	-3%	-4%
	Power Products	2,439	2,823	-14%	-13%	7,286	8,130	-10%	-12%
	Power Systems	1,679	1,612	4%	6%	4,698	4,641	1%	-1%
	Discrete Automation & Motion	1,460	1,280	14%	16%	3,960	3,935	1%	-1%
	Low Voltage Products	1,187	1,052	13%	17%	3,300	2,962	11%	11%
	Process Automation	1,859	1,926	-3%	-1%	5,331	5,785	-8%	-10%
	Corporate (consolidation)	(721)	(783)			(2,165)	(2,419)
EBIT	Group	1,156	1,419	-19%		2,840	3,328	-15%
	Power Products	404	477	-15%		1,169	1,474	-21%
	Power Systems	102	117	-13%		106	322	-67%
	Discrete Automation & Motion	268	159	69%		641	514	25%
	Low Voltage Products	245	148	66%		608	370	64%
	Process Automation	207	161	29%		555	473	17%
	Corporate	(70)	357	n.a.		(239)	175	n.a.
EBIT margin	Group	14.6%	17.9%			12.7%	14.4%
	Power Products	16.6%	16.9%			16.0%	18.1%
	Power Systems	6.1%	7.3%			2.3%	6.9%
	Discrete Automation & Motion	18.4%	12.4%			16.2%	13.1%
	Low Voltage Products	20.6%	14.1%			18.4%	12.5%
	Process Automation	11.1%	8.4%			10.4%	8.2%

Q3 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q3 10	Q3 09	US$	Local	Q3 10	Q3 09	US$	Local
Europe	3,693	2,624	41%	52%	3,173	3,371	-6%	0%
Americas	1,502	1,723	-13%	-16%	1,578	1,495	6%	3%
Asia	2,413	1,864	29%	26%	2,195	2,177	1%	-2%
Middle East and Africa	589	849	-31%	-30%	957	867	10%	14%
Group total	8,197	7,060	16%	18%	7,903	7,910	0%	2%

Nine months 2010 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	9M 10	9M 09	US$	Local	9M 10	9M 09	US$	Local
Europe	9,992	9,111	10%	10%	8,820	9,609	-8%	-7%
Americas	4,461	4,581	-3%	-7%	4,373	4,473	-2%	-6%
Asia	6,679	6,118	9%	4%	6,280	6,305	0%	-5%
Middle East and Africa	2,797	3,709	-25%	-26%	2,937	2,647	11%	10%
Group total	23,929	23,519	2%	-1%	22,410	23,034	-3%	-4%

Reconciliation of non-GAAP financial measures regarding Q3 2010

($ millions, unaudited)

	3 months ended Sept. 30,
	2010	2009
EBIT Margin
(= EBIT as % of revenues)

Earnings before interest and taxes (EBIT)	1’156	1’419
Revenues	7’903	7’910
EBIT Margin	14.6%	17.9%

EBIT as per financial statements	1’156	1’419
adjusted for the effects of:
Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	-182	-68
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	-18	12
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	118	56
Restructuring and restructuring-related expenses	20	41
Operational EBIT	1’094	1’460
Adjustment for previously announced provision release in 2009	n.a.	431
Adjusted Operational EBIT	1’094	1’029

Revenues as per financial statements	7’903	7’910
adjusted for the effects of:
Unrealized gains and losses on derivatives	-180	-104
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	-25	29
Unrealized foreign exchange movements on receivables (and related assets)	104	52
Operational Revenues	7’802	7’887

Operational EBIT Margin (= Operational EBIT as % of Operational Revenues)	14.0%	18.5%
Adjusted Operational EBIT Margin (= Adjusted Operational EBIT as % of Operational Revenues)	14.0%	13.0%

Sept. 30, 2010
Net Cash (= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	5’269
Marketable securities and short-term investments	2’353
Cash and marketable securities	7’622
Short-term debt and current maturities of long-term debt	253
Long-term debt	2’080
Total debt	2’333
Net Cash	5’289

Management believes EBIT margin and operational EBIT margin are useful measures of profitability and uses them as performance targets.

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended
($ in millions, except per share data in $)	Sep. 30, 2010	Sep. 30, 2009	Sep. 30, 2010	Sep. 30, 2009

Sales of products	18,663	19,522	6,601	6,713
Sales of services	3,747	3,512	1,302	1,197
Total revenues	22,410	23,034	7,903	7,910
Cost of products	(13,044)	(13,816)	(4,558)	(4,803)
Cost of services	(2,466)	(2,363)	(841)	(800)
Total cost of sales	(15,510)	(16,179)	(5,399)	(5,603)
Gross profit	6,900	6,855	2,504	2,307
Selling, general and administrative expenses	(4,080)	(3,972)	(1,366)	(1,333)
Other income (expense), net	20	445	18	445
Earnings before interest and taxes	2,840	3,328	1,156	1,419
Interest and dividend income	70	93	20	25
Interest and other finance expense	(138)	(96)	(51)	(63)
Income from continuing operations before taxes	2,772	3,325	1,125	1,381
Provision for taxes	(790)	(831)	(304)	(297)
Income from continuing operations, net of tax	1,982	2,494	821	1,084
Income (loss) from discontinued operations, net of tax	(3)	26	(2)	4
Net income	1,979	2,520	819	1,088
Net income attributable to noncontrolling interests	(118)	(159)	(45)	(54)
Net income attributable to ABB	1,861	2,361	774	1,034

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,864	2,335	776	1,030
Income (loss) from discontinued operations, net of tax	(3)	26	(2)	4
Net income	1,861	2,361	774	1,034

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.82	1.02	0.34	0.45
Income (loss) from discontinued operations, net of tax	(0.01)	0.01	—	—
Net income	0.81	1.03	0.34	0.45

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.81	1.02	0.34	0.45
Income (loss) from discontinued operations, net of tax	—	0.01	—	—
Net income	0.81	1.03	0.34	0.45

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,287	2,283	2,284	2,283
Diluted earnings per share attributable to ABB shareholders	2,292	2,286	2,288	2,289

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Sep. 30, 2010	Dec. 31, 2009

Cash and equivalents	5,269	7,119
Marketable securities and short-term investments	2,353	2,433
Receivables, net	9,806	9,451
Inventories, net	5,109	4,550
Prepaid expenses	250	236
Deferred taxes	804	900
Other current assets	740	540
Total current assets	24,331	25,229

Financing receivables, net	457	452
Property, plant and equipment, net	4,092	4,072
Goodwill	4,124	3,026
Other intangible assets, net	737	443
Prepaid pension and other employee benefits	118	112
Investments in equity method companies	32	49
Deferred taxes	1,046	1,052
Other non-current assets	362	293
Total assets	35,299	34,728

Accounts payable, trade	4,394	3,853
Billings in excess of sales	1,627	1,623
Accounts payable, other	1,382	1,326
Short-term debt and current maturities of long-term debt	253	161
Advances from customers	1,698	1,806
Deferred taxes	346	327
Provisions for warranties	1,284	1,280
Provisions and other current liabilities	2,514	2,603
Accrued expenses	1,572	1,600
Total current liabilities	15,070	14,579

Long-term debt	2,080	2,172
Pension and other employee benefits	1,163	1,179
Deferred taxes	490	328
Other non-current liabilities	1,957	1,997
Total liabilities	20,760	20,255

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,307,491,247 issued shares at September 30, 2010 and 2,329,324,797 issued shares at December 31, 2009)	1,421	3,943
Retained earnings	14,689	12,828
Accumulated other comprehensive loss	(1,706)	(2,084)
Treasury stock, at cost (23,564,509 shares at September 30, 2010 and 39,901,593 shares at December 31, 2009)	(386)	(897)
Total ABB stockholders’ equity	14,018	13,790
Noncontrolling interests	521	683
Total stockholders’ equity	14,539	14,473
Total liabilities and stockholders’ equity	35,299	34,728

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2010	Sep. 30, 2009	Sep. 30, 2010	Sep. 30, 2009

Operating activities:
Net income	1,979	2,520	819	1,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	522	467	186	169
Pension and postretirement benefits	45	(1)	15	(10)
Deferred taxes	100	(11)	30	(10)
Net gain from sale of property, plant and equipment	(17)	(11)	(3)	(2)
Income (loss) from equity accounted companies	(2)	1	—	1
Other	53	(13)	27	16
Changes in operating assets and liabilities:
Trade receivables, net	(265)	172	35	137
Inventories, net	(462)	398	(55)	413
Trade payables	506	(703)	186	(198)
Billings in excess of sales	(16)	56	(60)	(14)
Provisions, net	(131)	(370)	(4)	(433)
Advances from customers	(104)	(18)	(8)	15
Other assets and liabilities, net	230	(243)	194	109
Net cash provided by operating activities	2,438	2,244	1,362	1,281

Investing activities:
Changes in financing receivables	(46)	(2)	(26)	—
Purchases of marketable securities (available-for-sale)	(2,545)	(59)	(867)	(17)
Purchases of marketable securities (held-to-maturity)	(65)	(799)	—	(238)
Purchases of short-term investments	(1,772)	(2,071)	(196)	(1,720)
Purchases of property, plant and equipment and intangible assets	(433)	(624)	(153)	(215)
Acquisition of businesses (net of cash acquired) and increases in interests	(2,245)	(155)	(1,091)	(100)
Proceeds from sales of marketable securities (available-for-sale)	566	63	16	21
Proceeds from maturity of marketable securities (available-for-sale)	393	855	173	—
Proceeds from maturity of marketable securities (held-to-maturity)	290	273	50	273
Proceeds from short-term investments	3,071	448	126	356
Proceeds from sales of property, plant and equipment	31	23	7	5
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	62	10	(3)	3
Other	—	(20)	—	—
Net cash used in investing activities	(2,693)	(2,058)	(1,964)	(1,632)

Financing activities:
Net changes in debt with maturities of 90 days or less	66	(28)	30	(34)
Increase in debt	197	440	30	123
Repayment of debt	(327)	(523)	(60)	(174)
Issuance of shares	6	3	6	3
Purchase of treasury shares	(120)	—	(16)	—
Dividends paid in the form of nominal value reduction	(1,112)	(1,027)	(1,112)	(1,027)
Dividends paid to noncontrolling shareholders	(188)	(191)	(71)	(85)
Other	13	(14)	4	20
Net cash used in financing activities	(1,465)	(1,340)	(1,189)	(1,174)

Effects of exchange rate changes on cash and equivalents	(130)	257	524	205

Net change in cash and equivalents - continuing operations	(1,850)	(897)	(1,267)	(1,320)

Cash and equivalents beginning of period	7,119	6,399	6,536	6,822
Cash and equivalents end of period	5,269	5,502	5,269	5,502

Supplementary disclosure of cash flow information:
Interest paid	72	122	26	37
Taxes paid	698	829	199	275

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		2,361							2,361	159	2,520
Foreign currency translation adjustments			672				672		672	6	678
Effect of change in fair value of available-for-sale securities, net of tax				(62)			(62)		(62)		(62)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					(24)		(24)		(24)	(3)	(27)
Change in derivatives qualifying as cash flow hedges, net of tax						170	170		170		170
Total comprehensive income									3,117	162	3,279
Changes in noncontrolling interests									—	17	17
Dividends paid to noncontrolling shareholders									—	(193)	(193)
Dividends paid in the form of nominal value reduction	(1,024)								(1,024)		(1,024)
Treasury stock transactions	(3)							3	—		—
Share-based payment arrangements	54								54		54
Issuance of shares	3								3		3
Call options	22								22		22
Balance at September 30, 2009	3,893	12,288	(982)	21	(1,002)	9	(1,954)	(897)	13,330	598	13,928

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		1,861							1,861	118	1,979
Foreign currency translation adjustments			226				226		226	13	239
Effect of change in fair value of available-for-sale securities, net of tax				5			5		5		5
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					74		74		74		74
Change in derivatives qualifying as cash flow hedges, net of tax						73	73		73		73
Total comprehensive income									2,239	131	2,370
Changes in noncontrolling interests	(834)								(834)	(104)	(938)
Dividends paid to noncontrolling shareholders									—	(189)	(189)
Dividends paid in the form of nominal value reduction	(1,112)								(1,112)		(1,112)
Cancellation of shares repurchased under buyback program	(619)							619	—		—
Treasury stock transactions	(12)							(108)	(120)		(120)
Share-based payment arrangements	56								56		56
Call options	(1)								(1)		(1)
Balance at September 30, 2010	1,421	14,689	(830)	25	(994)	93	(1,706)	(386)	14,018	521	14,539

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2009.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The accounting estimates that require the Company’s most significant, difficult and subjective judgments include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2010, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires that significant transfers in and out of fair value Level 1 (observable quoted prices) and Level 2 (observable inputs other than Level 1 inputs) be disclosed together with a description of the reasons for the transfers. Adoption of this update did not result in additional disclosure for the nine-month and three-month periods ended September 30, 2010, as there were no significant transfers between Level 1 and Level 2.

Notes to the Interim Consolidated Financial Information (unaudited)

Applicable for future periods

Fair value measurements

In January 2010, an accounting standard update was issued that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. This disclosure requirement is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this new disclosure requirement will have a material impact on its consolidated financial statements.

Revenue recognition with multiple deliverable arrangements

In October 2009, an accounting standard update on revenue recognition with multiple deliverable arrangements was issued which amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Revenue arrangements that include software elements

In October 2009, an accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, an accounting standard update was issued that requires additional disclosures regarding (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. For disclosures as of the end of a reporting period this update is effective for the Company for the period ending December 31, 2010. For disclosures about activity during a reporting period, this update is effective for the Company for periods beginning January 1, 2011. The Company does not believe that this new disclosure requirement will have a material impact on its consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions and increases in controlling interests

Acquisitions

Acquisitions in the nine and three months ended September 30, 2010 and 2009, (excluding the increase in controlling interest in India described separately below) were:

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except number of acquired businesses)	2010	2009	2010	2009
Acquisitions (net of cash acquired)(1)	1,291	155	137	100
Aggregate excess of purchase price over fair value of net assets acquired(2)	1,123	146	65	39

Number of acquired businesses	7	7	1	2

(1) Including increases in minority and controlling interests (excluding India) and equity investments

(2) Recorded as goodwill

In the table above, $1,074 million of the “Acquisitions” amount and $1,007 million of the “Aggregate excess of purchase price over fair value of net assets acquired” amount relate to the acquisition of Ventyx, as described below.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition. The Company has not presented pro forma results of operations of the acquired businesses as the results are not significant to the Interim Consolidated Financial Information.

On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the network management business within the Power Systems segment to form a single unit for energy management software solutions. The preliminary purchase price amounted to $1,074 million (net of $31 million cash acquired).

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for the acquisition is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

The main items still to be finalized are: (i) the fair value of acquired intangible assets, (ii) the purchase price, (iii) income and non-income based taxes, (iv) the fair values of certain tangible assets acquired and liabilities assumed, and (v) the residual goodwill.

The preliminary purchase price, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Capitalized software for sale	128	5 years
Customer relationships	122	9 years
Trade name	23	10 years
In-process research and development	24	5 years
Order backlog	15	8 years
Deferred tax liabilities	(117)
Other assets and liabilities, net(1)	(128)
Goodwill(2)	1,007
Total	1,074

(1) Including debt assumed upon acquisition

(2) The Company does not expect the goodwill recognized to be deductible for income tax purposes

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in total goodwill in 2009 and the nine months ended September 30, 2010 were as follows:

($ in millions)	Total
Balance at January 1, 2009	2,817
Goodwill acquired during the year	147
Exchange rate differences	59
Other	3
Balance at December 31, 2009	3,026
Goodwill acquired during the period(1)	1,123
Exchange rate differences	(24)
Other	(1)
Balance at September 30, 2010	4,124

(1) Includes $1,007 million in respect of Ventyx, which has been allocated to the Power Systems segment

Increase in controlling interests in India

In July 2010, the Company announced that it had been successful in its offer to increase its stake in ABB Limited, India (its publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid up to September 30, 2010, including transaction costs, amounted to $954 million. The offer of 900 rupees per share resulted in a charge to “Capital stock and additional paid-in capital” of $836 million, including expenses related to the transaction.

Note 4. Cash and equivalents and marketable securities and short-term investments

At September 30, 2010, and December 31, 2009, cash and equivalents and marketable securities and short-term investments consisted of the following:

	September 30, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,644	—	—	1,644	1,644	—
Time deposits	3,129	—	—	3,129	2,921	208
Securities held-to-maturity:
— Corporate commercial papers	—	—	—	—	—	—
— Other	—	—	—	—	—	—
Debt securities available-for-sale:
— U.S. government obligations	145	9	—	154	—	154
— European government obligations	156	—	(1)	155	137	18
— Other government obligations	4	—	(1)	3	—	3
— Corporate	1,036	10	—	1,046	567	479
Equity securities available-for-sale	1,482	9	—	1,491	—	1,491
Total	7,596	28	(2)	7,622	5,269	2,353

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2009
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,381	—	—	1,381	1,381	—
Time deposits	6,170	—	—	6,170	4,474	1,696
Securities held-to-maturity:
— Corporate commercial papers	413	—	—	413	223	190
— Other	43	—	—	43	—	43
Debt securities available-for-sale:
— U.S. government obligations	110	4	(1)	113	—	113
— European government obligations	737	—	(2)	735	717	18
— Other government obligations	4	—	(1)	3	—	3
— Corporate	603	5	—	608	324	284
Equity securities available-for-sale	71	15	—	86	—	86
Total	9,532	24	(4)	9,552	7,119	2,433

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies, as well as at least fifty percent of the anticipated foreign currency denominated sales volume of standard products and related foreign currency denominated purchases over the next twelve months. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage such commodity price risk, the Company’s policies require that the subsidiaries hedge commodity price risk exposures from binding purchase contracts, as well as at least fifty percent of the anticipated commodity purchases over the next twelve months. Swap contracts on various commodities (primarily copper) are used to manage the associated price risks.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps are used to manage the interest rate and foreign currency risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Notes to the Interim Consolidated Financial Information (unaudited)

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

The gross notional amounts of outstanding derivatives (whether designated as hedges or not) were as follows:

Foreign exchange and interest rate derivatives:

Type of derivative	Total notional amounts
($ in millions)	September 30, 2010	December 31, 2009	September 30, 2009
Foreign exchange contracts	17,573	14,446	13,408
Embedded foreign exchange derivatives	2,993	3,951	3,796
Interest rate contracts	2,533	2,860	2,627

Derivative commodity contracts:

		Total notional amounts
Type of derivative	Unit	September 30, 2010	December 31, 2009	September 30, 2009
Copper swaps	metric tonnes	21,730	22,002	25,941
Aluminum swaps	metric tonnes	3,648	2,193	2,741
Nickel swaps	metric tonnes	29	24	24
Electricity futures	megawatt hours	1,541,896	1,330,978	1,681,237
Crude oil swaps	barrels	138,572	154,632	159,087

Equity derivatives:

At September 30, 2010, December 31, 2009, and September 30, 2009, the Company held 64 million, 64 million and 67 million cash-settled call options on ABB Ltd shares with a total fair value of $57 million, $64 million and $84 million respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At September 30, 2010, and December 31, 2009, “Accumulated other comprehensive loss” included net unrealized gains of $93 million and $20 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at September 30, 2010, net gains of $56 million are expected to be reclassified to earnings in the following twelve months. At September 30, 2010, the longest maturity of a derivative classified as a cash flow hedge was 65 months.

During the nine and three months ended September 30, 2010, net of tax gains of $2 million and $2 million respectively, were reclassified into earnings as a result of the discontinuance of cash flow hedge accounting. During the nine and three months ended September 30, 2010, net of tax gains of $2 million and $2 million respectively, were recognized in earnings due to ineffectiveness in cash flow hedge relationships. In the nine and three months ended September 30, 2009, net of tax gains of $1 million and $2 million respectively were reclassified into earnings as a result of the discontinuance of cash flow hedge accounting. Net of tax gains of $7 million and $3 million, respectively, for the nine and three months ended September 30, 2009, were included in earnings due to ineffectiveness in cash flow hedge relationships.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Nine months ended September 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	96	Total revenues	19	Total revenues	2
		Total cost of sales	(3)	Total cost of sales	—
Commodity contracts	3	Total cost of sales	6	Total cost of sales	—
Cash-settled call options	(2)	SG&A expenses(2)	(8)	SG&A expenses(2)	—
Total	97		14		2

Nine months ended September 30, 2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	81	Total revenues	(83)	Total revenues	9
		Total cost of sales	7	Total cost of sales	—
Commodity contracts	21	Total cost of sales	(36)	Total cost of sales	1
Cash-settled call options	—	SG&A expenses(2)	—	SG&A expenses(2)	—
Total	102		(112)		10

Three months ended September 30, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	99	Total revenues	3	Total revenues	2
		Total cost of sales	—	Total cost of sales	—
Commodity contracts	5	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	6	SG&A expenses(2)	(1)	SG&A expenses(2)	—
Total	110		4		2

Three months ended September 30, 2009
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	80	Total revenues	(23)	Total revenues	6
		Total cost of sales	2	Total cost of sales	—
Commodity contracts	11	Total cost of sales	(7)	Total cost of sales	(1)
Cash-settled call options	(6)	SG&A expenses(2)	—	SG&A expenses(2)	—
Total	85		(28)		5

(1) OCI represents “Accumulated other comprehensive loss”

(2) SG&A expenses represent “Selling, general and administrative expenses”

Derivative gains of $8 million and derivative losses of $86 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2010 and 2009, respectively. During the three months ended September 30, 2010 and 2009, derivative gains of $4 million and losses of $21 million, both net of tax, were reclassified to earnings, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate and foreign currency exposures arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness in the nine and three months ended September 30, 2010 and 2009, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Nine months ended September 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	2	Interest and other finance expense	(2)

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		2		(2)

Nine months ended September 30, 2009
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	50	Interest and other finance expense	(50)

Cross-currency swaps	Interest and other finance expense	3	Interest and other finance expense	(3)
Total		53		(53)

Three months ended September 30, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(2)	Interest and other finance expense	2

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		(2)		2

Three months ended September 30, 2009
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	11	Interest and other finance expense	(11)

Cross-currency swaps	Interest and other finance expense	—	Interest and other finance expense	—
Total		11		(11)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Notes to the Interim Consolidated Financial Information (unaudited)

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships are included in the table below:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Nine months ended September 30,		Three months ended September 30,
Not designated as a hedge	Location	2010	2009	2010	2009
Foreign exchange contracts:	Total revenues	332	327	310	233
	Total cost of sales	(181)	(168)	(75)	(63)
	Interest and other finance expense	403	28	78	8
Embedded foreign exchange contracts:	Total revenues	(214)	(177)	(89)	(94)
	Total cost of sales	22	21	33	12
Commodity contracts:	Total cost of sales	7	72	14	22
Cross-currency swaps:	Interest and other finance expense	—	—	—	2
Interest rate swaps:	Interest and other finance expense	—	2	—	1
Cash-settled call options:	Interest and other finance expense	—	(1)	1	(1)
Total		369	104	272	120

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	September 30, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	97	54	16	7
Commodity contracts	4	—	—	—
Interest rate contracts	—	77	—	—
Cash-settled call options	29	26	—	—
Total	130	157	16	7
Derivatives not designated as hedging instruments:
Foreign exchange contracts	379	69	134	41
Commodity contracts	15	1	4	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	31	10	147	41
Total	425	82	285	83
Total fair value	555	239	301	90

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2009
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	45	34	17	9
Commodity contracts	8	—	—	—
Interest rate contracts	—	75	—	—
Cash-settled call options	38	24	—	—
Total	91	133	17	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	207	50	125	30
Commodity contracts	29	1	7	—
Interest rate contracts	2	—	2	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	78	13	98	27
Total	316	66	232	58
Total fair value	407	199	249	67

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2010, and December 31, 2009, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:        Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:        Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both

Notes to the Interim Consolidated Financial Information (unaudited)

observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis at September 30, 2010 and December 31, 2009:

	September 30, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	137	—	—	137
Debt securities—Corporate	—	567	—	567
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,488	—	1,491
Debt securities—U.S. government obligations	154	—	—	154
Debt securities—European government obligations	18	—	—	18
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	479	—	479
Derivative assets—current in “Other current assets”	3	552	—	555
Derivative assets—non-current in “Other non-current assets”	—	239	—	239
Total	318	3,325	—	3,643
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	297	—	301
Derivative liabilities—non-current in “Other non-current liabilities”	—	90	—	90
Total	4	387	—	391

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—European government obligations	717	—	—	717
Debt securities—Corporate	—	324	—	324
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	49	37	—	86
Debt securities—U.S. government obligations	113	—	—	113
Debt securities—European government obligations	18	—	—	18
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	284	—	284
Derivative assets—current in “Other current assets”	6	401	—	407
Derivative assets—non-current in “Other non-current assets”	—	199	—	199
Total	906	1,245	—	2,151
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	242	—	249
Derivative liabilities—non-current in “Other non-current liabilities”	—	67	—	67
Total	7	309	—	316

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents” and in “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                  Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the nine and three months ended September 30, 2010 and 2009.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Includes time deposits and held-to-maturity securities, whose carrying amounts approximate their fair values (see Note 4).

Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-

Notes to the Interim Consolidated Financial Information (unaudited)

term loans granted at September 30, 2010, were $58 million and $60 million, respectively, and at December 31, 2009, were $96 million and $95 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at September 30, 2010, were $2,080 million and $2,161 million, respectively, and at December 31, 2009, were $2,172 million and $2,273 million, respectively.

Note 7. Commitments and contingencies

Contingencies — Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Since then, Westinghouse’s efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant proportion of the provisions in respect of these contingencies reflects the provisions of an acquired company. Substantially all of the acquired entity’s remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

Notes to the Interim Consolidated Financial Information (unaudited)

The impact of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Income Statements was not significant for the nine and three months ended September 30, 2010 and 2009.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2010	2009	2010	2009
Cash expenditures:
Nuclear Technology business	15	7	6	2
Various businesses	4	13	1	3
	19	20	7	5

The Company has estimated further expenditures of $5 million for the remainder of 2010.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	September 30, 2010	December 31, 2009
Provision balance relating to:
Nuclear Technology business	215	230
Various businesses	66	67
	281	297
Environmental provisions included in:
Provisions and other current liabilities	29	29
Other non-current liabilities	252	268
	281	297

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

The effect of asbestos obligations on the Company’s Consolidated Income Statements was not significant for the nine and three months ended September 30, 2010 and 2009.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2010	2009	2010	2009

Payments	25	—	—	—

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	September 30, 2010	December 31, 2009
Asbestos provisions included in:
Provisions and other current liabilities	28	28
Other non-current liabilities	—	25
	28	53

Included in the asbestos provisions at September 30, 2010, is a payment of $25 million to the CE Asbestos PI Trust, payable in 2011, if the Company attains an “Earnings before interest and taxes” margin of 9.5 percent in 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its asbestos payment obligations, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other entities of the Company, as well as certain other entities, including Alstom SA.

Contingencies — Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. The Company has now been

Notes to the Interim Consolidated Financial Information (unaudited)

informed that the European Commission has closed its investigation into this matter. No fine has been imposed on the Company.

The Company’s FACTS business is also under investigation in other jurisdictions for anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58.3 million. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

At September 30, 2010, the Company recognized aggregate liabilities of $208 million included in “Provisions and other current liabilities” and in “Other non-current liabilities” and $58 million in “Accounts payable, other”, totaling $266 million, for the above regulatory, compliance and legal contingencies. At December 31, 2009, the Company recognized aggregate liabilities of $300 million, included in “Provisions and other current liabilities” and in “Other non-current liabilities” for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

Notes to the Interim Consolidated Financial Information (unaudited)

	September 30, 2010		December 31, 2009
($ in millions)	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities

Performance guarantees	127	1	214	1
Financial guarantees	90	—	91	—
Indemnification guarantees	203	1	282	1
Total	420	2	587	2

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $87 million and $99 million at September 30, 2010 and December 31, 2009, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $28 million and $98 million at September 30, 2010 and December 31, 2009, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees at both September 30, 2010 and December 31, 2009 was approximately $6 million.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $12 million and $15 million at September 30, 2010 and December 31, 2009, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At September 30, 2010 and December 31, 2009, the Company had $90 million and $91 million, respectively, of financial guarantees outstanding. Of each of those amounts, $22 million was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees outstanding have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential

Notes to the Interim Consolidated Financial Information (unaudited)

payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees are described below.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of September 30, 2010 and December 31, 2009, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at September 30, 2010 and December 31, 2009, of $147 million and $145 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2009, related to this business, was $87 million. During the third quarter of 2010, a settlement agreement was reached and consequently the Company had no further liability with respect to these guarantees at September 30, 2010.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2010	2009

Balance at January 1,	1,280	1,105
Claims paid in cash or in kind	(142)	(141)
Net increase to provision for changes in estimates, warranties issued and warranties expired	137	154
Exchange rate differences	9	53
Balance at September 30,	1,284	1,171

Note 8. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Nine months ended September 30,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	156	123	2	1
Interest cost	286	328	9	10
Expected return on plan assets	(311)	(295)	—	—
Amortization of prior service cost	19	11	(8)	(8)
Amortization of net actuarial loss	52	54	4	4
Curtailments, settlements and special termination benefits	2	2	—	—
Net periodic benefit cost	204	223	7	7

	Three months ended September 30,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	58	47	1	—
Interest cost	104	116	3	4
Expected return on plan assets	(113)	(105)	—	—
Amortization of prior service cost	7	4	(3)	(3)
Amortization of net actuarial loss	12	22	1	1
Curtailments, settlements and special termination benefits	1	1	—	—
Net periodic benefit cost	69	85	2	2

Employer contributions were as follows:

	Nine months ended September 30,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Contributions to defined benefit pension and other postretirement benefit plans	180	232	12	10
Discretionary contributions to defined benefit pension plans	—	16	—	—

	Three months ended September 30,
	2010	2009	2010	2009
($ in millions)	Defined pension benefits		Other postretirement benefits

Contributions to defined benefit pension and other postretirement benefit plans	69	96	6	3
Discretionary contributions to defined benefit pension plans	—	—	—	—

The Company expects to make cash and non-cash contributions totaling approximately $495 million and $18 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 9. Stockholders’ equity

In February 2008, the Company announced a share-buyback program of up to a maximum value of 2.2 billion Swiss francs (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of 652 million Swiss francs ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in “Treasury stock”. In February 2009, the Company stated that given the market uncertainty, the Company was not actively pursuing new purchases under the program. Consequently, no repurchases took place under the program in 2009 and 2010.

At the Annual General Meeting in April 2010, shareholders agreed to a proposal to cancel the 22.675 million shares that were purchased under the program. The shares were cancelled in July 2010, reducing the number of issued shares. Also at the meeting, shareholders approved the payment of a dividend in the form of a nominal value reduction of 0.51 Swiss francs per share. The dividend was paid in July 2010 and amounted to $1,112 million.

Separately, during the second and third quarters of 2010, the Company purchased on the open market an aggregate of 7.1 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in “Treasury stock” of $120 million.

Note 10. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2010	2009	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations	1,864	2,335	776	1,030
Income (loss) from discontinued operations, net of tax	(3)	26	(2)	4
Net income	1,861	2,361	774	1,034

Weighted-average number of shares outstanding (in millions)	2,287	2,283	2,284	2,283

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations	0.82	1.02	0.34	0.45
Income (loss) from discontinued operations, net of tax	(0.01)	0.01	—	—
Net income	0.81	1.03	0.34	0.45

Notes to the Interim Consolidated Financial Information (unaudited)

Diluted earnings per share

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2010	2009	2010	2009

Amounts attributable to ABB shareholders:
Income from continuing operations	1,864	2,335	776	1,030
Income (loss) from discontinued operations, net of tax	(3)	26	(2)	4
Net income	1,861	2,361	774	1,034

Weighted-average number of shares outstanding (in millions)	2,287	2,283	2,284	2,283
Effect of dilutive securities:
Call options and shares	5	3	4	6
Dilutive weighted-average number of shares outstanding (in millions)	2,292	2,286	2,288	2,289

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations	0.81	1.02	0.34	0.45
Income (loss) from discontinued operations, net of tax	—	0.01	—	—
Net income	0.81	1.03	0.34	0.45

Note 11. Restructuring and related expenses

Cost take-out program

In December 2008, the Company announced a cost take-out program that aims to sustainably reduce the Company’s cost of sales and general and administrative expenses. The savings are expected through ongoing initiatives, such as internal process improvements, low-cost sourcing, and further measures to adjust the Company’s global manufacturing and engineering footprint to shifts in customer demand. In the course of this plan, the Company has implemented and will continue to execute various restructuring initiatives across all operating segments and regions. The Company expects to complete the cost take-out program by the end of 2010 with total expected costs amounting to less than $1 billion.

The following table outlines the total amount of costs expected to be incurred, the costs incurred in 2010 and the cumulative costs incurred to date under the program per operating segment:

($ in millions)	Costs incurred in 2010	Cumulative costs incurred to date	Total expected costs
Power Products	21	99	150
Power Systems	25	116	150
Discrete Automation and Motion	25	246	300
Low Voltage Products	7	85	120
Process Automation	15	154	180
Corporate and Other	4	20	20
Total	97	720	920

The Company recorded the following expenses under this program:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2010	2009	2010	2009
Total cost of sales	49	105	2	24
Selling, general and administrative expenses	24	24	10	7
Other income (expense), net	24	38	8	10
Total	97	167	20	41

Notes to the Interim Consolidated Financial Information (unaudited)

The most significant individual exit plans within this program relate to the Robotics reorganization, the downsizing of the former Automation Products business in France and Germany, as well as the Power Systems business in Germany.

Robotics reorganization

In 2008, the Company initiated its plan to adjust its engineering, manufacturing and service capacities in the former Robotics segment, primarily in Western Europe and the U.S. as a result of the economic downturn in some of the segment’s key markets and to increase the presence in emerging markets. This plan includes closing certain production lines as well as employment reductions. Effective January 1, 2010, the former Robotics operating segment became part of the Discrete Automation and Motion operating segment.

Liabilities associated with the Robotics reorganization consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	62	—	62
Expenses	76	48	124
Cash payments	(19)	(7)	(26)
Exchange rate differences	1	—	1
Change in estimates	(3)	—	(3)
Liability at December 31, 2009	117	41	158
Expenses	5	13	18
Cash payments	(45)	(9)	(54)
Exchange rate differences	(6)	2	(4)
Change in estimates	(6)	—	(6)
Liability at September 30, 2010	65	47	112

Downsizing the former Automation Products business in France and Germany

In 2008, the Company started to formulate its plan to downsize the production capacities in the former Automation Products business in France and Germany as a result of the economic downturn in some of this business’ key markets. This plan includes closing certain production lines in both countries as well as employment reductions.

Liabilities associated with the downsizing of the former Automation Products business in France and Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	6	—	6
Expenses	61	15	76
Cash payments	(3)	(3)	(6)
Liability at December 31, 2009	64	12	76
Expenses	8	—	8
Cash payments	(22)	(1)	(23)
Exchange rate differences	(2)	—	(2)
Change in estimates	—	—	—
Liability at September 30, 2010	48	11	59

Effective January 1, 2010, the former Automation Products segment has been reorganized into two new segments, Discrete Automation and Motion and Low Voltage Products and the instrumentation business was added to the Process Automation segment. As a consequence, the liabilities and expenses associated with the downsizing of the former Automation Products business in France and Germany are now primarily reported in the Low Voltage Products and Process Automation segment. In addition, the Company is executing numerous, individually insignificant restructuring initiatives in its automation segments across many countries.

Notes to the Interim Consolidated Financial Information (unaudited)

Downsizing the Power Systems business in Germany

In 2009, the Company initiated its plan to adjust its engineering and service capacities in the Power Systems business in Germany as a result of the economic downturn in some of the segment’s key markets and to increase the presence in emerging markets. This plan mainly includes employment reductions.

Liabilities associated with the downsizing of the Power Systems business in Germany consisted of the following:

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2009	—	—	—
Expenses	37	6	43
Liability at December 31, 2009	37	6	43
Expenses	2	—	2
Cash payments	(3)	(2)	(5)
Exchange rate differences	(4)	1	(3)
Change in estimates	(9)	—	(9)
Liability at September 30, 2010	23	5	28

In addition, the Company is executing numerous, individually insignificant restructuring initiatives in its Power Systems business across many countries.

At September 30, 2010, the balance of restructuring and related liabilities is primarily included in “Provisions and other current liabilities”.

Note 12. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2010, the Company reorganized its automation segments to align their activities more closely with those of its customers. The former Automation Products segment has been reorganized into two new segments, Discrete Automation and Motion and Low Voltage Products. The former Robotics segment has been incorporated into the new Discrete Automation and Motion segment, while the Process Automation segment remains unchanged except for the addition of the instrumentation business from the Automation Products segment. The Power Products and Power Systems segments remain unchanged. Segment information for the nine and three months ended September 30, 2009 and at December 31, 2009, has been reclassified to reflect these organizational changes.

A description of the types of products and services provided by each reportable segment is a follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment further makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The following tables summarize information for each segment:

	Nine months ended September 30, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	6,048	1,238	7,286	1,169
Power Systems	4,557	141	4,698	106
Discrete Automation and Motion	3,494	466	3,960	641
Low Voltage Products	3,099	201	3,300	608
Process Automation	5,168	163	5,331	555
Corporate and Other	44	1,077	1,121	(239)
Intersegment elimination	—	(3,286)	(3,286)	—
Consolidated	22,410	—	22,410	2,840

	Nine months ended September 30, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	6,762	1,368	8,130	1,474
Power Systems	4,503	138	4,641	322
Discrete Automation and Motion	3,331	604	3,935	514
Low Voltage Products	2,762	200	2,962	370
Process Automation	5,629	156	5,785	473
Corporate and Other	47	1,129	1,176	175
Intersegment elimination	—	(3,595)	(3,595)	—
Consolidated	23,034	—	23,034	3,328

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended September 30, 2010
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,036	403	2,439	404
Power Systems	1,626	53	1,679	102
Discrete Automation and Motion	1,302	158	1,460	268
Low Voltage Products	1,117	70	1,187	245
Process Automation	1,804	55	1,859	207
Corporate and Other	18	380	398	(70)
Intersegment elimination	—	(1,119)	(1,119)	—
Consolidated	7,903	—	7,903	1,156

	Three months ended September 30, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	2,371	452	2,823	477
Power Systems	1,566	46	1,612	117
Discrete Automation and Motion	1,097	183	1,280	159
Low Voltage Products	993	59	1,052	148
Process Automation	1,867	59	1,926	161
Corporate and Other	16	384	400	357
Intersegment elimination	—	(1,183)	(1,183)	—
Consolidated	7,910	—	7,910	1,419

(1) Earnings before interest and taxes are after intersegment eliminations and therefore refer to third party activities only

	Total assets(1)
($ in millions)	September 30, 2010	December 31, 2009
Power Products	7,198	6,918
Power Systems	6,134	4,617
Discrete Automation and Motion	3,546	3,370
Low Voltage Products	2,933	2,731
Process Automation	4,692	4,571
Corporate and Other	10,796	12,521
Consolidated	35,299	34,728

(1) Total assets are after intersegment eliminations and therefore refer to third party assets only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 28, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance